Kronos Advanced Technologies, Inc.

2501 Garfield Ave.,

Parkersburg, WV 26101

323-680-4772

October 11, 2023

REQUEST FOR QUALIFICATION

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Matthew Crispino, Staff Attorney

Re:	Kronos Advanced Technologies, Inc. Form 1-A/A
Amendment No. 3 - Request for Qualification

File No. 024-12128

Dear Mr. Crispino:

Kronos Advanced Technologies Inc (the “Company”) understands that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above-referenced Offering Statement on Form 1-A/A (the “Offering Statement”).

On behalf of the Company, I hereby request qualification of the above- referenced Amendment, on Friday, October 13, 2023, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia. Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A.

There is no compensation arrangement that requires FINRA approval.

Very Truly Yours,

/s/ Michael Rubinov

Michael Rubinov

CEO

Kronos Advanced Technologies, Inc.

Kronos Advanced Technologies, Inc.

2501 Garfield Ave.,

Parkersburg, WV 26101

323-680-4772

October 11, 2023